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Contact:
      Bruce C. Wheatley                   Ruth Pachman/Jim Fingeroth/Andrea
      Commercial Intertech                Bergofin
      330-740-8580                        Kekst and Company
                                          212-593-2655

                                                          FOR IMMEDIATE RELEASE

            COMMERCIAL INTERTECH BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT REVISED UNITED DOMINION TENDER OFFER;

   -- SEES GREATER VALUE TO BE ACHIEVED BY PURSUING ONGOING STRATEGIC PLAN,
                   INCLUDING SPIN-OFF OF CUNO SUBSIDIARY --

  Youngstown, Ohio: July 18, 1996--Commercial Intertech Corp. (NYSE: TEC) announced today that its Board of Directors has voted unanimously to recommend that shareholders reject United Dominion Industries, Ltd's revised $30 per share tender offer as inadequate and not in the best interests of the Company and its constituencies.

  The Board concluded that Commercial Intertech's implementation of its long-term strategic plan, which includes the spin-off to shareholders of 100% of the Company's wholly-owned Cuno Incorporated filtration subsidiary and the repurchase of a portion of the Company's shares, offers greater value to shareholders than United Dominion's revised offer. The Board also reaffirmed its conclusion that in light of the Company's future prospects, now is not the time to sell the Company. Therefore, the Board strongly recommends that shareholders not tender their shares to United Dominion.

  In making its determination, the Board considered the Company's long-term strategic plan to create shareholder value by growing its core businesses and establishing a separate public market for Cuno, as well as the advice of its financial advisor, Goldman, Sachs & Co.

  Paul J. Powers, Chairman and Chief Executive Officer of Commercial Intertech, said, "Clearly, the United Dominion offer does not fully reflect the value inherent in this Company. The fact that United Dominion raised its offer less than two business days after its tender announcement confirms that our Board's view of the inadequacy of their bid has been correct. United Dominion's recent assertions are nothing more than an attempt to obscure that fact.

  "Our long-term strategic plan, including the spin-off of Cuno, together with the repurchase of shares, is designed to provide a balanced package of long- and short-term value that responds to shareholders with different investment objectives and more accurately reflects the Company's underlying worth. United Dominion's rhetoric about sharing "synergistic opportunities' only camouflages the fact that it is trying to acquire a fluid filtration business at a hydraulics market multiple. The Cuno spin-off will prevent that exploitation," Mr. Powers continued.

  "The Board believes that pursuing our strategic course, spinning off Cuno and repurchasing shares will best deliver value to our shareholders and other constituencies in the near and long term. We are very optimistic about Commercial Intertech's continued strong financial performance, including Cuno, as evidenced by the record results we achieved in fiscal 1995, and by the past three years of improved performance," Mr. Powers said.

  Mr. Powers also noted that statements made by United Dominion in announcing its revised offer are misleading and mischaracterize Commercial Intertech's strategic actions. Mr. Powers said, "In contrast to United Dominion's assertions, Commercial Intertech had an established plan to separate Cuno from Commercial Intertech. We have simply eliminated the initial public offering as a preliminary step, in order to provide direct and immediate value to Commercial Intertech's shareholders. As to any question regarding disclosure in connection with our plans to repurchase shares, the only information that was not available to shareholders was United Dominion's secret plan to raise its price."
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  Commercial Intertech said that its directors and officers do not intend to tender into the revised United Dominion offer, nor to sell shares in connection with the repurchase program.

  Commercial Intertech said that its Board of Directors fixed August 30, 1996, in Youngstown, Ohio, as the date and place for a meeting of shareholders of the Company to vote on whether to authorize the acquisition by United Dominion of Commercial Intertech common shares pursuant to the Ohio Control Share Acquisition statute. The Board of Directors fixed the close of business on August 7, 1996 as the record date for determining shareholders entitled to vote at the control share meeting. In addition, the Board of Directors fixed the close of business on September 3, 1996 as the record date for determining shareholders entitled to execute appointments of designated agents for the purpose of calling a special meeting of shareholders to consider any or all of the proposals covered by the Solicitation Statement filed by United Dominion with the Securities and Exchange Commission on July 12, 1996. The Board of Directors also determined to postpone the date on which separate rights certificates evidencing the rights under the Company's shareholder rights agreement would be issued.

  Commercial Intertech is a multi-national manufacturer of Hydraulic Systems, Building Systems and Metal Products, and Fluid Purification. Employing more than 4,000 men and women around the world, the Company has 35 manufacturing facilities in 10 countries.

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